SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number    001-06101

                                   Rohr, Inc.
           (Exact name of registrant as specified in its charter)
                                850 Lagoon Drive
                       Chula Vista, California 91910-2098
                                 (619) 691-4111

     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $1.00 par value
                     9-1/4% Subordinated Debentures due 2017
                       11-5/8% Senior Notes due 2003
            (Title of each class of securities covered by this Form)

              7% Convertible Subordinated Debentures due 2012*
                7-3/4% Convertible Subordinated Notes due 2004*
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

* Applications for removal from listing and registration have been filed for the 7% Convertible Subordinated Debentures due 2012 and the 7-3/4% Convertible Subordinated Notes due 2004 by the New York Stock Exchange pursuant to Rule 12d2-2. Upon effectiveness of the removal from listing and registration of such securities, the issuer will cause a Form 15 to be filed for such securities.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ ]                  Rule 12h-3(b)(1)(i)  [X]
Rule 12g-4(a)(1)(ii) [ ]                  Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]                  Rule 12h-3(b)(2)(1)  [ ]
Rule 12g-4(a)(2)(ii) [ ]                  Rule 12h-3(b)(2)(ii) [ ]
                                          Rule 15d-6           [X]

Approximate number of holders of record as of the certification or notice date: 1, 34 and 4, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rohr, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  1/30/98                 By:  /s/ R.W. Madsen
                                   -----------------------------------
                                    R.W. Madsen
                                    Vice President and General Counsel